United States securities and exchange commission logo





                              July 21, 2020

       Paul F. Morina
       President and Chief Executive Officer
       Hometown International, Inc.
       25 E. Grant Street
       Woodstown, NJ 08098

                                                        Re: Hometown
International, Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed July 7, 2020
                                                            File No. 333-238999

       Dear Mr. Morina:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 29, 2020 letter.

       Amendment No. 1 to Form S-1 filed July 7, 2020

       Principal Shareholders,, page 22

   1. We note your response to our prior comment 3. We note your statement that you believe your disclosure is
sufficient, however, you do not state whether or not you believe that the events you describe
constituted a change of control, requiring disclosure under Item 5.01 of Form 8-K. If you
agree that the events you describe require disclosure under Item 5.01, please file a Form 8-K
disclosing as much. If you do not agree, please provide the basis for your belief.
 Paul F. Morina
FirstName
HometownLastNamePaul        F. Morina
            International, Inc.
Comapany
July       NameHometown International, Inc.
     21, 2020
July 21,
Page  2 2020 Page 2
FirstName LastName
       You may contact Scott Anderegg, Staff Attorney at 202-551-3342 or Mara Ransom,
Office Chief at 202-551-3264 if you have questions.



                                                       Sincerely,

                                                       Division of Corporation
Finance
                                                       Office of Trade &
Services